UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

__________________

Date of Report: May 30, 2017

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant's name into English)

Cumberland House

5th Floor, 1 Victoria Street,

Hamilton, HM11 Bermuda

(Address of principal executive office)

__________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2017 Annual Meeting of Shareholders on May 23, 2017. The following persons were elected Class I Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Dr. Peter Swift	26,383,095	257,188	0	0
Mr. Albert Enste	26,383,073	257,210	0	0

The other members of the board of directors of the Company are: Class II Directors Anthony Gurnee, Niall McComiskey and Robert McIlwraith (terms expiring at the 2018 Annual Shareholder Meeting), and Class III Directors Reginald Jones, Brian Dunne and Curtis McWilliams (terms expiring at the 2019 Annual Shareholder Meeting).

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-206501) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION NO. 333-213343) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016; AND

•	REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION NO. 333-213344) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2017		ARDMORE SHIPPING CORPORATION

	By:	/s/ Anthony Gurnee
Anthony Gurnee
President, Chief Executive Officer, Director
Principal Executive Officer